Given Imaging
First Quarter 2009
Financial Results Conference Call

May 7, 2009
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging first quarter 2009 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to David Carey of Lazar Partners. Please go ahead.

David Carey: Good morning and thank you for joining us. With us today from Given Imaging are Homi Shamir, president and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 31, 2009. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s first-quarter earnings release, which is posted on the Web site.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: Thank you David.

Good morning everyone and thanks for joining us today.

We’re very pleased with our first quarter financial results which reflect solid top line growth of 12% to $30.5 million, earnings per share of 1 cent on a GAAP basis, and 6 cents per share on a non-GAAP basis. In addition, gross margin was 76% reflecting a better product mix and a lower level of promotional activities.  We achieved these results despite challenging economic conditions that impacted physicians’ and hospitals’ capital equipment spending globally.  As a global company, we were also impacted by currency fluctuations, notably the strength of the US dollar, that pressured sales, especially in countries where we don’t have reimbursement in place, such as Latin America, Eastern Europe, as well as certain countries in Asia.

In the Americas region, revenue increased by a strong 28 percent compared to the first quarter of 2008 to $20.2 million, driven mainly by a 21% increase in PillCam revenue as well as $2.9 million in revenues from our Bravo pH Monitoring System in the U.S.

The first quarter was the first full quarter of sales of Bravo, and as I said earlier we continue to be pleased with customer reaction to the product and to the increased level of support they get from us.

We continue to make progress incorporating Bravo into our business.  In addition, we are on track to transfer manufacturing operations from the US to Israel before the end of 2009, which will enable us to  decrease the cost of manufacturing Bravo and realize tax benefits..

In the EMEA region, we delivered another quarter of solid growth.  The number of PillCam capsules sold this quarter increased by a strong 21% compared to the same period in 2008.  In spite of the economic downturn, we sold 36 workstations in the region in the first quarter, the same number we sold in the first quarter of 2008. A significant portion of units were sold in France where we had the first full quarter of sales after receiving PillCam SB reimbursement in that country late last year. We are very pleased with results in France so far. However, the dollar’s strength in the quarter impacted the overall level of sales in the EMEA region on a reporting basis resulting in revenue of $8.2 million, the same as the first quarter last year.

Revenue in the APAC region this quarter were $2.2 million, a decline over the first quarter of 2008, due to lower sales in most of the countries in the region. However, revenues in Japan were right on track during the first quarter and met our expectations.

At the beginning of the year we announced the expansion of our relationship with Fuji Medical to be our second distributor in Japan.  The Fuji sales force is now selling our products, and first quarter revenue includes orders from their reps.

Looking ahead, we are optimistic about our ability to grow the company, solidify our competitive position and increase our global footprint, despite the challenging and uncertain economic environment.

In the Americas region, we plan to achieve growth by expanding the market for PillCam SB and Bravo.

The annual Digestive Disease Week meeting, or DDW, the largest GI medical meeting of the year will take place during the first week of June in Chicago. We plan to introduce several new and exciting products and features at the meeting.  In addition, we expect that abstracts and presentations at this meeting will provide additional clinical and economic evidence to validate broader use of PillCam SB in Crohn’s and Iron Deficiency Anemia.

In the EMEA region, we believe that solid PillCam growth will continue this year as we gain traction for PillCam SB in Europe, particularly in France.  We also plan to launch Bravo in Europe.

In the APAC region, we believe that sales in Japan will resume a sustained double-digit growth rate in the next few quarters as the Fuji Medical sales force expands its outreach to GIs.

Before I turn the call over to Yuval, I wanted to provide you with an update on our program to develop PillCam COLON 2.  R&D clinical trials are currently underway at five sites in Israel.  Assuming these trials meet their endpoints, we hope to have the CE Mark in the second half of 2009 which will enable us to begin marketing PillCam COLON 2 shortly thereafter in Europe.  Once we have the CE Mark, we plan to initiate clinical trials for PillCam COLON 2 in the US and Europe which will serve as the basis for our 510K application to the FDA.  Given, as well as the GI community, believes that PillCam COLON could be invaluable as either a screening tool for colon cancer or a complementary test to colonoscopy.

In light of our solid first quarter results, and our current projections, we’re reiterating our 2009 fiscal year guidance of revenues between $141 million and $148 million, GAAP EPS of between $0.20 – $0.28, and non-GAAP EPS excluding charges relating to FAS123R of $0.46 – $0.54.  This is, obviously assuming no significant events, including currency fluctuations, which may adversely affect our business.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our first quarter results.

Yuval Yanai:  Thanks Homi.

In the first quarter, we achieved sales of $30.5 million. 66% of sales were from the Americas region, 27% from EMEA and 7% from the APAC region.

We sold approximately 50,100 PillCam capsules this quarter, an 8.6% increase over the first quarter of last year.  Approximately 69% or 34,400 capsules were sold in the Americas, 13,100 or 26% were sold in the EMEA and 2,600 or 5% were sold in APAC.

Worldwide reorders of PillCam SB increased by 10% this quarter to 49,000 capsules from 44,600 in the first quarter of 2008.  PillCam reorders in the Americas increased by 16%, EMEA increased by 22% while APAC decreased by 45%.

In terms of revenue breakdown, PillCam capsule sales accounted for 81% of total revenues, workstations and data recorders accounted for 7% of total revenues and service income accounted for 2%, while Bravo sales accounted for 10%.  In the U.S., our primary market, capsule sales accounted for 81% of total U.S. revenues, sales of Bravo accounted for 13%, workstations and data recorders accounted for 4%, and service income accounted for 2%.

Worldwide, we sold 98 systems to new customers in the quarter, compared to 156 systems in the first quarter of 2008.  23 workstations, or 23% of total workstations sold this quarter, were sold in the Americas, 36 or 37% were sold in the EMEA and 39 or 40% were sold in APAC.  This brings our cumulative system deliveries, worldwide, to almost 5,000 of which over 2,800 systems are installed in the U.S.

On a GAAP basis, net income for the first quarter of 2009 was $240,000 or 1 cent per share, compared to net income of $1.1 million, or 4 cents per share on a fully diluted basis in the first quarter of 2008.  On a non-GAAP basis, net income for the first quarter of 2009 was 6 cents per share, compared to break even in the first quarter of 2008. Starting this quarter, we are attaching new tables to our quarterly financial reporting. One table provides details on the non-GAAP components, and the second one is a condensed income statement, including reconciliation of GAAP results to non-GAAP results.

In the first quarter of 2009 we recorded approximately $1.5 million of stock based compensation expenses in accordance with FAS123R.  A breakdown of the compensation expenses by line item is part of the new tables attached to our press release. This information is also detailed in the financial information posted on the investor relations section of our website.

Consolidated cash, cash equivalents, short-term investments and marketable securities as of March 31st totaled $74 million. We generated $1.2 million from operating activities, and paid the special dividend, net of withholding tax during March 09.

Before we open this call for questions and answers, I would like to spend few minutes on our reported operating profit and finance expenses. Gross margin for the quarter was high, as a result of better mix of products sold, and our ability to reduce the cost of manufacturing.

On a non-GAAP basis, operating expenses were lower compared to non-GAAP operating expenses in the first quarter of last year. It should be noted that in light of the continues global economic downturn, we adopted certain cost cutting measures which should help us to cross the uncertain period nicely profitable and cash positive. We continue to be focused on profitability, and increasing net income.

We recorded this quarter an infrequent financial expense, which resulted from marking to market certain currency hedging positions, covering periods ending through March 2010. This is a result of the sharp devaluation of the Israeli currency. However, the financial loss of the quarter was partially offset by lower expenses in Israel after translated into US dollar, and we will continue to enjoy the positive effect of the strong US dollar in future periods, as long as the exchange rate between the dollar and the Israeli currency remains at the same level.

Operator, you may now begin the question and answer session.

Operator:  Thank you.  If you would like to ask a question at this time, please press star 1 on your touch-tone phone.  If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.  Once again, that is star 1 if you have a question.  We’ll pause for just a moment to assemble our queue.

We’ll go first to Anthony Petrone with Maxim Group.

Anthony Petrone:  Thanks, Yuval.  Thanks, Homi.  Yuval, I just missed the Bravo contribution in the U.S. in the quarter.  Went through that – I just missed that number.

Yuval Yanai:  It was a close to $3 million.  As a matter of fact, it was $3.8 in the U.S., an additional 100,000 – $2.8 – I’m sorry, and additional approximately $100,000 in – out of the U.S.

Anthony Petrone:  OK just to stay on the U.S. for a moment here, even if we were to back that out and specifically look at capsule sales in the quarter in the Americas, it was – seems like there was some nice growth this quarter which was above and beyond what we’ve seen for the prior three to four quarters.  So, what exactly are the trends you’re seeing currently in the U.S. and why do we see such an increase this quarter relative to prior periods?

Homi Shamir:  First, it was a good quarter, but what we have seen – couple of things.  First, last year Q1 wasn’t our strongest quarter, so we need to put it also in the right proportion.  But what we have seen is the level of inventory at the physician are fairly low.  In the past, the physician used to buy from us a 10-pack and they used to reorder it when they used to have five – six on the shelf, they used to order it from us.  What we’re seeing now is they’re really ordering it when they have one or two left on the shelf.  It’s taking us to deliver to them in about 48 hours.  So, that’s – we believe now there is zero inventory in the field and what we are getting is the true consumption rate they needed.  Again, I think in America, we will be growing the PillCam and for look forward in the range of the – close to the double-digit numbers.  So, that’s where we are standing with the PillCam.

Anthony Petrone:  So, just to clarify in terms of inventory draw downs in the field, so we’ve obviously seen that this quarter, but you believe that the level of replenishment is still relatively low at this current point.

Yuval Yanai:  Yes, that’s the situation and it will probably continue as long as the current economic environment is around us.  So, we expect physicians to maintain a relatively lower level of inventory compared to what they did in the past.  That would probably will give us a better look at what the real consumption is.

Anthony Petrone:  Will you also just give us an update on pricing here in the U.S.?

Yuval Yanai:  There is no change.  We raised prices last year by approximately 5%.  There is no price pressure.  And therefore when we talk about growth in quantities in terms of revenue, it is higher by 5% because of the price raise.

Anthony Petrone:  OK, moving over to the APAC region here, in particular Japan.  So we did see you know a decline here year-over-year in capsules.  Just wondering where Fuji is in terms of getting up to speed.  Is everyone out there currently selling or is part of the sales force still training and where are we in terms of that and what are the expectations going forward?

Homi Shamir:  Yes, the initial group of Fuji, the sales people, is fully trained and they are fully engaged.  We are planning to increase this level of sales people there in the next couple of months.  So, they are tracking, we got initial orders.  The contribution for this quarter came from both Suzuki and Fuji.  And we are expecting to start seeing better results moving to – toward the next couple of quarters.

Anthony Petrone:  OK, a final one on Colon 2 just in terms of the level of R&D expenditure we should expect.  I guess as these trials in Israel continue and then afterward when you begin trials in Europe and the U.S., where can we expect R&D to trend?

Yuval Yanai:  I think R&D expense will probably maintain the same level because once we start clinical trials, then the other R&D activities will obviously be at a lower level.  So, we have already taken it into account in guidance for the year.  There may be some increase in R&D and clinical trial expenses, but not that significant.

Anthony Petrone:  OK, thank you.

Yuval Yanai:  Thank you, Anthony.

Homi Shamir:  Thank you, Anthony.

Operator:  And once again, that is star 1 if you do have a question.  We’ll go next to Ted Huber with Deerfield.

Mr. Huber, your line is open.  Please go ahead, sir.

Ted Huber:  Sorry about that.  Yes, I still don’t understand, Homi, why the Asia/Pacific PillCam sales were down so sharply year-over-year and at the same time you looked like you had a good contribution from the systems sales.  I don’t know what degree that’s Japan or other areas and was hoping you could provide more color on what’s going on there.

Homi Shamir:  OK.  Let me – the Asia/Pacific actually is divided into three regions if I look at that.  One is Japan, and Japan contributes about 50% of those revenues.  And the rest of the region is mainly Australia, which is a strong country to us and it’s been growing to us very nicely year-over-year.  And a lot of small country and nations like Korea, Taiwan, Hong Kong and obviously China.  And what we have seen there is, first in Japan, as I said, we met our expectations for the quarter.  There was a little bit more trend in Japan on equipment than PillCam this quarter.  And it’s really small number and I think they can shift and you will see a large increase of PillCam utilization as we increase the install base in Japan.  We had in Australia a relative weak quarter compared to what we used to have, and that’s – we had a very strong year last year.  So, Q1 was a relatively low quarter and mainly in PillCam in Australia.  We anticipate that that will change and you will see it coming back to a normal numbers during Q2, Q3 and Q4.  Obviously in the rest of Asia, especially in China and Taiwan and Korea, we have seen some slowdown in the places where currency is playing some roles, and for example in Korea there was a depreciation of 30%.

We are not intending to sell the PillCam and make it cheaper from the price we used to do because of the currency, and that’s affected some consumption.  Again, it was very unusual quarter in this part of the world, and I – I’m certain that you will see much better numbers coming during the Q2 and then obviously Q3 and Q4.

Ted Huber:  So, that’s very helpful color.  When you normalize for some of these factors like the difficult comps in Australia, what type of underlying growth do you expect out of the Asia/Pacific business?  I mean you’re doing north of 20% in Europe, you did double-digits in the States.  Should A/P be higher than that or …

Homi Shamir:  Yes, it will be higher.  Obviously Japan is a big factor there and we expect it  – Japan to grow upwardly.  But traditionally Australia was in the range of the 20% growth year-over-year for many years, and we anticipate this to continue.

Ted Huber:  OK.

Homi Shamir:  And again, as I said, the majority of the activity is coming from Japan, then a large portion from Australia, and then Asia/Pacific.  And …

Ted Huber:  OK.  Shifting over to Europe, can you provide a little commentary on how much of a contribution France provided?  I guess there’s new – I think new reimbursement there and I don’t know if that had a full quarter or if it’s just really getting going now.

Yuval Yanai:  Hi, Ted.  This is Yuval speaking now.  In France, I think France was a great quarter.  We were up significantly.  We generated revenue north of $1.5 million, which is on track with our plan including a good number of systems, which is typical for a market that we are just penetrating.  We had also a very good quarter in the other major markets like Germany, Great Britain, Iberia, and Italy on one hand.  On the other hand, we now in the small countries where there is relatively low level of reimbursement, if at all, probably because of the economic environment, the demands for capsule were lower than in past quarters.  And that may continue.  However, we think that EMEA will continue to perform very well in terms of quantities.  There will be obviously a kind of adverse effect of the exchange rate compared to the same periods of last year, but I think basically we are expanding our business.  We’re doing very well in EMEA.

Ted Huber:  Would you expect the numbers in France to back down a little bit?  You know wondering if there was inventory that needed to be built in that new market in this first quarter.

Yuval Yanai:  Well, not necessarily because whenever we sell to a new customer, we sell a work station, which is accompanied by a ten pack.  We don’t know yet what’s going to be the utilization rates in France will be I believe at – believe that it will be probably similar like in other places.  So, yes, those who – those customers who buy initially the first package have ten pack that may take them maybe a month, maybe 2 months to utilize, but at the same time, we hopefully that it will keep the same pace of selling new equipment and with each of them there are additional 10-pack.  So, it’s going to be a revolving consumption.  I think in about a quarter, we will be much more clever in terms of what is the real utilization rate in France.

Homi Shamir:  Yes, let me also mention here, we – in France we are selling directly and already we were selling to the private sector previously.  So, we have a fully additional install base that have the equipment and now they’re basically just having more patients because of the reimbursement.

Ted Huber:  I see, OK.  And Yuval – you’ve said that you have a 5% negative top line impact from currency.  What was the bottom line impact from currency?

Yuval Yanai:  That’s a little bit more complicated.  I would say that basically it was positive because if we have a negative effect on the top line, we have a positive effect on the operating expenses, it just works the opposite.  Was a few hundred thousand dollars in Israel because of the stronger U.S. compared to the domestic currency and a much smaller amount in other out-of-U.S. countries.  I would say maybe $100 – $130,000, they’re not that significant.

Ted Huber:  OK.  And the last thing I had was on Bravo, are you starting to see impact from your sales force selling this product in the States?  Or is the level of revenue you reported really just a continuation of the telemarketing sales that Medtronic had been doing?

Homi Shamir:  Definitely we start seeing some impact, Ted.  And I think the impact will continue to be more positive as we move – we are only 3 months in since we took it over and we definitely seeing on a daily basis improvement.  And improvement from both things that we are in front of the customer, they have support, they have people who are educating them, there is people who are solving their issues.  So, and that’s really where we are concentrating now.  We are concentrating now in the revenue are coming only from the existing install base.  I’m looking forward to the point that we will start increasing it and opening the door to the people who are not currently Given customers or ex-Medtronic customers, but we do it only toward the third quarter and fourth.  We wanted at this time to maintain the current install base, but we are very, very pleased.

Ted Huber:  And can you tell us what Medtronic did in the fourth quarter revenue for this product?

Yuval Yanai:  We don’t have the exact numbers, unfortunately, for us.  We know – we have their annual numbers, we know that we do better than they did, but we don’t have their quarterly breakdown.

Ted Huber:  I know you disclosed it, but I’ve forgotten.  Was that – was it 10 or 12 their ’08 number?

Yuval Yanai:  That was – that was slightly over 10.

Ted Huber:  Slightly over 10 and you just did 3.

Yuval Yanai:  Yes.

Ted Huber:  OK.  All right, good.  Is there any seasonal element to that business or does that …

Homi Shamir:  No, it’s a flat business between the quarters, so …

Ted Huber:  OK.

Homi Shamir:  … there’s no seasonality.  Obviously I want to also emphasize we definitely see also what we see in the small bowel.  What we are selling here is mainly capsules.  We have not seen yet an uptake of new work station partly because we are not going to new customer, but we are concentrating on building here for the moment most of the business coming from the capsules, very similar to what we have seen in the small bowel business in the U.S.A.

Ted Huber:  OK, that’s it for me.  Thank you both.

Homi Shamir:  Thank you.

Yuval Yanai:  Thanks.

Operator:  And once again, that is star 1 if you do have a question at this time.  And we’ll go back to Anthony Petrone with Maxim Group.

Anthony Petrone:  A couple of follow-ups, Yuval.  On Bravo and gross margin, gross margin has been jumping around quite a bit over the past couple of quarters here.  So, we saw the level of promotional activity decline here in the first quarter, but we have not moved Bravo over to Israel yet.  So, I’m wondering, as Bravo continues to pick up or at least maintains the current level of sales in the U.S., where do we see gross margin going once Bravo is over into Israel and should we expect a moderation from the current quarter?

Yuval Yanai:  OK.  Well, as you know the gross margin for the quarter was exceptionally high.  We know or we hope that we are able to generate kind of a step function in gross margin because of the activities that we do.  However, we need to wait another quarter or two to make sure that this is really a sustainable positive change.  I’m sure there is one, but I’m not sure that this is as big as it is shown right now because part of the improvement of – in gross margin resulted from the fact that the mix was little bit unusual this quarter – very high level of capsule sales, low number of systems, and not – almost no promotional activities or any specific discount.

At this point of time, Bravo generates gross margin which is significantly lower than our traditional one.  We expect it to improve to be over 60% once we move it to Israel and it obviously will have a better positive effect on our gross margin.  So, I assume that going forward we can see an improved gross margin.  I still think that we need to stick to our original guidance – 72% to 74%.  And if there is room for change, we’ll obviously do it when we have better history of improved gross margin if there is one.

Anthony Petrone:  And just one final follow-up on Bravo, just to clarify.  Medtronic had not penetrated Europe at all, so this would be the first time once you launch in Europe that they would actually have exposure to this product there.  Is that right?

Homi Shamir:  Well, yes, out of the $10-something million that Medtronic sold, about 10% was the rest of the world.  So, its places, mainly in Europe, Australia, little bit Japan.  So, it’s all over the world.  So, yes, we are planning to first launch it in Europe, do a good job in Europe, then taking to Australia and to Japan.  And that’s the intention, probably we’ll start doing it also from Europe at this quarter and the rest of the world probably during Q3 and Q4.

Anthony Petrone:  Thank you, Homi.  Thank you, Yuval.

Operator:  And there are no other questions at this time.  I’d like to turn the conference back to Mr. Shamir for any closing remarks.

Homi Shamir:  Thank you all for joining us today.  We look forward to seeing many of you at upcoming investor conferences.  On Monday, May 18, Yuval will be presenting at the JMP Securities Research Conference in San Francisco.  We’ll also be presenting at the Needham Growth Healthcare conference on June 10 in New York.  We also invite you to visit our booth at DDW.

Thank you.